SCHEDULE 14A
(RULE 14a-101)

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
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☐ Definitive Proxy Statement
☑ Definitive Additional Materials
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TRW Inc.
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Not Applicable
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The Definitive Additional Materials filed herewith relate to TRW's Special Meeting of Shareholders scheduled for December 11, 2002. The joint proxy statement/prospectus for the Special Meeting of Shareholders is contained in joint proxy statement/prospectus filed by Northrop Grumman Corporation pursuant to Rule 424(b)(3) on November 5, 2002.

November 19, 2002

TRW Automotive Sale Agreement Announcement and Q&A

I am very pleased to announce that a definitive agreement has been reached whereby TRW Automotive will be acquired by the Blackstone Group. The total transaction is valued at approximately $4.7 billion and assigns a debt load to TRW Automotive estimated at $3.2 billion. The agreement was announced today by officials of Northrop Grumman.

This transaction is expected to close sometime during the first quarter of 2003 and is subject to the completion of the merger of Northrop Grumman and TRW Inc. As you know, that proposed transaction will be voted on by the shareholders of the respective companies on December 11.

The acquisition by Blackstone Group of TRW Automotive is indeed exciting news for our employees, customers, suppliers, and the communities where we do business. Here are a few reasons we should all be pleased about this event. When the transaction is completed . . .

- It will assure independence for TRW Automotive, a stand-alone company focused on the automotive business with a strong position as the eighth largest automotive supplier, with more than $10 billion in sales, a strong global presence and tremendous customer breadth;

- It will allow TRW Automotive to increase the focus on our strategy of being the global leader in automotive safety systems;

- It will provide for continuity of management and product support teams upon whom our customers are relying to continue to provide them with outstanding quality at the best possible cost;

- With the backing of The Blackstone Group and a sound capital structure, it will provide for strength going forward enabling increased funding for growth, R&D and capital expenditures.

I will keep you informed as we progress. In the meantime, please continue to focus on delivering outstanding value and quality to our customers.

See the attached Q&A for more information.

Sincerely,

John Plant

Employee Q&A

Q.   Why is TRW Automotive being sold?

A.   Northrop Grumman, the prospective acquirer of TRW Inc., is primarily a defense contractor that wishes to stay focused on military markets and is motivated by the growth opportunities in space and defense and in homeland security offered by TRW's systems business. While Northrop Grumman has stated they believe the TRW Automotive business to be a good performer, they do not believe it is a strategic fit for them. Thus, Northrop Grumman has stated that it wants to separate TRW Automotive either through a sale or spin-off.

Q.   Why was the "sell" option chosen?

A.   Sale offers a certainty in value. In addition the cash it generates will be available to Northrop Grumman for further expansion and debt reduction.

Q.   Who is Blackstone Group?

A.   The Blackstone Group, founded in 1987, is one of the premier equity investment firms and has global investments in some 60 companies including automotive, manufacturing, consumer, telecommunications and service-related businesses.

Q.   The media have continued to speculate that TRW Automotive will be broken up into pieces. What guarantee do we have that the new owners won't pursue this plan as a quick way to maximize return on their investment?

   A.   Blackstone fully supports TRW Automotive's strategic focus as the leading global supplier of automotive safety systems with strong positions in both active and passive safety systems and supported by our other related product lines. As is true for all businesses, changes in our portfolio may occur over time in accordance with our strategy. This will no doubt include acquisitions and divestitures as we change to address market conditions and we supplement our organic growth. Given the financial structure that has been put forth, there is simply no compelling reason currently to do anything not in line with our strategy.

Q.   Why is Blackstone attracted to TRW Automotive?

A.   It's clear Blackstone recognizes TRW Automotive's fundamental strengths and that we're a highly attractive investment. We're the eighth largest Automotive supplier, globally positioned, with $10 billion in sales, a strong and viable strategy, excellent people, a quality reputation, a solid business plan, a broad and complementary array of products, and an enviable customer mix. In particular, we have outstanding growth prospects given our customer orders in 2001 and 2002.

Q.   Isn't $3.2 billion a large amount of debt?

A.   The amount of debt is very manageable and puts TRW Automotive on a par with many of its peer automotive suppliers (below some and above others). This fact has been recognized by the debt-rating agencies, which have reviewed TRW Automotive's financial structure and given good ratings for its debt.

Q.   What is the expected impact on TRW Automotive's management structure?

A.   John Plant will continue as CEO of TRW Automotive. As a stand-alone company separate from TRW Inc., some corporate functions such as tax and treasury will need to be created and some fine-tuning of the organization can be anticipated to accommodate the expanding needs. These will be announced as appropriate.

Q.   What will be the name and logo of the new organization?

A.   We will continue as TRW Automotive. The TRW logo will continue as our mark and current guidelines for its use are still effective.

Q.   What will be the involvement of TRW Automotive's new owners with the day-to- day operation of the business?

A.   Blackstone is a portfolio manager that doesn't generally get involved in daily operations of the companies in which it invests. As any shareholder they can be expected to be very interested in the status of their investment, prospects for returns, etc.

Q.   Won't ownership participation by an investment group be much the same as ownership by TRW Inc.? i.e. demand for cash to pay down debt, limited capital for investment, tight R&D money etc.?

A.   The basic economics of the automotive market place haven't changed . . . there will continue to be relentless price pressure and competition, and our business will continue to be affected by changes in the automotive market and customer demand. However, our business plan, which has solid support from our new owners, calls for increased working capital to fuel growth and greater R&D spending.

Q.   What will be the governing structure of the "new" TRW Automotive. Will there be a board? If so, who will be on it, how will it be created?

A.   A board will be established. The board structure and membership will be announced at a later date.

Q.   How do our customers perceive this change?

A.   Our customers have voiced support for the separation of TRW Automotive since the proposed merger of TRW Inc. and Northrop became known last February, and they have continued to support us with new business orders at a record pace. They are as excited as we are that we will be a stand-alone Automotive supplier, wholly focused on their needs.

Q.   What impact will this transaction have on employee benefits?

A.   Employee benefit programs remain unchanged by this transaction but are always subject to review just as in the past.

Q.   What is the potential for employee layoffs and plant and office closures?

A.   There are no plans to make major changes in TRW personnel as a result of this transaction.

Q.   Is Blackstone Group in this for the long term? How have they handled their investments in similar businesses?

A.   As with any business, Blackstone is committed to growth and prosperity for TRW Automotive as long as it demonstrates profitability and maintains a standard of excellence and continuous improvement.

     A good example is the American Axle investment by the Blackstone Group. Blackstone has been a major shareholder in American Axle, the former driveline components arm of General Motors Corp., since October of 1997. In that five-year period, American Axle has doubled its sales and more than doubled its profits, and is currently undergoing an investment program in which nearly $1 billion is being spent to modernize the company's operations.